News Release

Alexco Announces Increase to Previously Announced Bought Deal Unit Financing

July 30, 2014 – Alexco Resource Corp. (TSX:AXR, NYSE-MKT:AXU) (“Alexco” or the “Company”) is pleased to announce that in connection with its previously announced short form prospectus offering (the “Underwritten Offering”), it has entered into an amended agreement with the Underwriter to increase the Underwritten Offering from C$5,002,500 to C$7,015,000. The Company has granted the Underwriter an option (the “Over-Allotment Option” and together with the Underwritten Offering, the “Offering”) to purchase additional Units at the Offering price to raise additional gross proceeds of up to 15% of the Underwritten Offering, for a period of 30 days after and including the Closing Date to cover over-allotments, if any, and for market stabilization purposes, if the Over-Allotment Option is fully exercised, the total gross proceeds from the Offering will be C$8,067,250.

The net proceeds from the Offering are expected to be used by the Company for exploration and development of the Company’s projects and for general working capital purposes.

Closing of the Offering is anticipated to occur on or around August 21, 2014 (the “Closing Date”) and is subject to certain conditions including, but not limited to the receipt of all applicable regulatory approvals including approval of the TSX and the NYSE-MKT.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Offering and the use of proceeds thereof, the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the proposed Unit offering, anticipated closing of the Unit offering, potential exercise by the Underwriter of the over-allotment option, anticipated use of proceeds, future development activities, future mine operation and production, the anticipated timing of making a production decision in the Eastern Keno Hill Silver District including recommencement of production at the Bellekeno mining operation. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to regulatory approval of the Offering; risks related to Alexco's ability to raise additional capital; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of the Offering will be obtained in a timely fashion, that the Company will be able to raise additional capital that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.